

Mail Stop 4631

February 17, 2010

<u>**Via U.S. Mail**</u>

Marc S. Goldfarb, Esq.
c/o Kid Brands, Inc.
1800 Valley Road
Wayne, New Jersey 07470

> Re: **Kid Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 21, 2010**
> **File No. 333-164461**

Dear Mr. Goldfarb:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About This Prospectus, page ii

1.   We note the disclosure in the sixth paragraph. Please remove the statement "We cannot assure you that this information is accurate or complete." In this regard,

we note that you are responsible for the disclosure you include in the prospectus and may not qualify your disclosure in this manner.

Risk Factors, page 1

2.   We note the disclosure in the last two sentences of the introductory paragraph. Please be advised that you must disclose all material risks. Please revise your disclosure in the introductory paragraph to reflect that you have disclosed all material risks.

Exhibits, page II-2

3.   We note your reference in the third paragraph on page 13 to an investors' rights agreement dated August 10, 2006. We also note that this agreement is filed as an exhibit to your Form 10-K under Item 601(b)(10) of Regulation S-K. Please advise us as to why this agreement has not been filed under Item 601(b)(4) of Regulation S-K, as it appears to be an instrument defining the rights of security holders.

Signatures, page II-5

4.   Please revise to provide a signature for your controller or principal accounting officer.

Exhibit 5.1

5.   We note your jurisdiction limitation with respect to counsel's opinion in the first paragraph of page 2. Please confirm that counsel's opinion covers both statutory and case law with respect to the New Jersey Business Corporation Act.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748.

Sincerely,

Pamela Long
Assistant Director

cc: Sara Adler, Esq. (*via facsimile* (212) 836-6624)
        Kaye Scholer LLP
        425 Park Avenue
        New York, NY 10022-3598